Whiteford, Taylor & Preston L.L.P.

DELAWARE*
DISTRICT OF COLUMBIA
	Two James Center	KENTUCKY
Alexander Ashrafi	1021 E. Cary Street	MARYLAND
Associate	Suite 1700	PENNSYLVANIA
Direct Line (804) 977-3303	Richmond, Virginia 23219	VIRGINIA
Direct Fax (804) 593-1374	Telephone (804) 977-3300	WWW.WHITEFORDLAW.COM
AAshrafi@whitefordlaw.com	Facsimile (804) 977-3299	(800) 987-8705

January 26, 2024

Via EDGAR

Ronald Alper

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MCI Income Fund VII, LLC
Amendment No. 6 on Form 1-A
Initially Filed November 18, 2022
File No. 024-12073
CIK: 0001954416

Dear Mr. Alper:

This letter is being submitted on behalf of MCI Income Fund VII, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated January 10, 2024 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-12073), filed with the Commission on November 18, 2022; the First Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on January 5, 2023; the Second Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on March 23, 2023; the Third Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on June 21, 2023; the Fourth Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on November 13, 2023; and the Fifth Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on December 14, 2023 (together, the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the sixth amendment of the Offering Statement (the “Sixth Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Sixth Amendment.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

1)	Please revise your interim financial statements to label them as unaudited. Refer to Part F/S(b)(2) of Form 1-A.

Issuer’s Response: The Issuer directs the Staff to the revised financial statements on pages F-2 through F-4 of the Sixth Amendment.

2)	Please revise your interim financial statements to include a balance sheet as of the end of the preceding fiscal year, and statements of comprehensive income and statements of cash flows for the comparable period of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-X.

Issuer’s Response: The Issuer directs the Staff to the revised financial statements on pages F-2 through F-4 of the Sixth Amendment.

1

3)	Please amend your filing to include an audit report from your independent accountant that complies with the requirements of Article 2 of Regulation S-X. Refer to Part F/S(c)(1)(iii)of Form 1-A.

Issuer’s Response: The Issuer directs the Staff to the revised Independent Auditor’s Report on pages F-5 and F-6 of the Sixth Amendment.

4)	We note that you have provided updated audited financial statements of MCI Development 1, LLC within this amendment, but the audit report date has not changed. Please have your independent accountant revise their audit report to reflect the date the report was issued, and please revise your filing to include a consent from your independent accountant with regards to your use of their report on the financial statements of MCI Development 1, LLC. Refer to Item 17(11) of Form 1-A.

Issuer’s Response: The Issuer directs the Staff to the revised date on the Independent Auditor’s Report on page F-13 of the Sixth Amendment. Two separate consents from the independent accountant for both the financial statements of MCI Income Fund VII, LLC and MCI Development 1, LLC were included with the Fifth Amendment as Exhibit 11(a). The Issuer directs the staff to these consents in response to the second request in this comment.

Sincerely,

/s/ Alexander Ashrafi
Alexander Ashrafi
Associate

2